Exhibit 1.2

CDC Software PowerHRP and PFW Products Selected by Starwood for its Newly Opened Hotel in China

Products Gaining Traction in Hospitality Industry in Asia Pacific

HONG KONG April 01, 2003 CDC Software, the software unit of chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], a leading integrated enterprise solutions company in Asia, today announced its hospitality focused business software solutions were selected by Starwood Hotels and Resorts (“Starwood”) for another of its newly opened hotels in southern China. These solutions consist of the Platinum for Windows (PFW) accounting solution by Best Software Inc. and CDC Software’s self-developed PowerHRP (Human Resources and Payroll) solution for Greater China. CDC Software subsidiary has been an exclusive distributor of Best Software product, PFW, in Greater China since 1997.

International hotel chain operator, Starwood has a significant number of hotels and resorts in the Asia Pacific region with an increasing number opening in China. An integrated platform to unify their front office Property Management System (PMS) with their back office accounting function is considered mission critical for each hotel to streamline operating efficiency. Many Starwood Asia Pacific hotels have been using PFW by Best Software Inc. as their back office accounting solution since 1997. CDC Software’s, originally selected to resolve the Y2K (Year 2000 computer program issues) problem for Starwood’s existing hotels around Asia Pacific, is continuing to provide its tailored solutions to newly opened hotels in the region.

In addition to software implementation of HRP and PFW products, CDC Software also provides maintenance and support, upgrades and ongoing training services to Starwood. Most of those are expected to bring CDC Software additional revenue streams on a recurrent basis.

“We are pleased to see our products being widely used in the travel and hotel industry, particularly in Greater China,” said Steve Collins, Managing Director of CDC Software. “ It is expected that more visitors, both personal and business, are being attracted to the country due to factors like China’s accession to the WTO, the successful bid to host the 2008 Olympic Games in Beijing, the 2010 World Expo as well as the planned establishment of Universal Studios in Shanghai. This represents a great potential business opportunity for the hotel and travel industry in Greater China. We believe, with our broad range of back office software, we are able to provide solutions that meet the needs of our clients, particularly in the Greater China region where product localization is required.”

CDC Software has been increasing its services offered to the hotel industry in the Greater China region. In November 2002, CDC Software signed a Software and Services Master Purchase Agreement with Shangri-La Hotels and Resorts for its hotels located in China, in which Shangri-La hotels in China will adopt PowerHRP and PowerATS (Attendance Tracking System) as their back-end human resources management and payroll software. In addition, in October 2002, CDC

Software announced a strategic technology and distribution alliance with a global leader of hotel management information software applications provider with a strong presence throughout Greater China, to bundle CDC Software’s PowerBooks software application to provide back office financial management tools for their Greater China operations.

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About CDC Software

CDC Software is the software unit of chinadotcom corporation (NASDAQ: CHINA), a leading integrated enterprise solutions company in Asia. CDC Software integrates a series of chinadotcom’s self-developed products engineered in the two software development centers in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), Power-eHR, PowerPay+, PowerCRM and Power eDM (a double-byte e-mail marketing technology). In addition, the company also broadens its serving offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region.

chinadotcom’s software arm currently has over 1,000 customer site installations and 600 enterprise customers located throughout the Asia Pacific region. Selected multinational and domestic customers include ACNeilsen, Carrefour, Legend Computer, Microsoft (China) Co. Ltd., Shenzhen Airlines, Swire Beverages and Shangri La Hotels and Resorts.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations

Tel:	1 (212) 661 2160
Fax:	1 (973) 591 9976
e-mail:	craig.celek@hk.china.com